Filed Pursuant to Rule 424(b)(5)
                                             Registration No. 33-63602



               PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 15, 1993

                                     $100,000,000

                        [LOGO]          DUQUESNE LIGHT COMPANY

                       7 3/8% Quarterly Interest Bonds Due 2038

     Interest payable February 1, May 1, August 1
       and November 1                                       Due April 15, 2038

                                     ------------

     The 7 3/8% Quarterly Interest Bonds Due 2038 (the "Offered Bonds"), are part of the series of debt securities of Duquesne Light Company designated "First Collateral Trust Bonds, Series E" and described in the accompanying Prospectus.  The Offered Bonds will mature on April 15, 2038.  The Offered Bonds will bear interest
           from the date of original issuance, and interest on the
            Offered Bonds will be payable quarterly in arrears on
             February 1, May 1, August 1 and November 1 of each
              year commencing August 1, 1998.  The Offered Bonds
               will not be redeemable prior to May 1, 2003.  On
                and after that date, the Offered Bonds may be
                 redeemed in whole at any time, or in part
                  from time to time, at the option of the
                   Company at a redemption price equal to
                    100% of the principal amount thereof,
                        plus accrued interest to the
                        redemption date. The Offered
                         Bonds will be issued in
                          denominations of $25
                           and any integral
                           multiple thereof.


    The Offered Bonds will be represented by one or more Global Bonds registered in the name of a nominee of The Depository Trust Company, as Depositary. Beneficial interests in Global Bonds representing Book-Entry Bonds will be shown on, and transfer thereof will be effected only through, records maintained by the Depositary and its participants.  The
          Offered Bonds will not be represented by certificates issued in definitive form, except under the limited circumstances
               described herein.  See "Supplemental Description of
                the Offered Bonds--Book-Entry Bonds."  The Offered
                 Bonds have been approved for listing on the New
                     York Stock Exchange, subject to official
                        notice of issuance.  Trading of the
                        Offered Bonds on the New York Stock
                          Exchange is expected to commence
                          within a 30-day period after the
                           initial delivery of the Offered
                               Bonds. See "Underwriting"
                                        herein.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                                            Underwriting
                               Price to     Discounts and      Proceeds to
                              Public(1)    Commissions(2)    Company(1)(2)(3)
                              ---------    --------------    ----------------
      Per Offered Bond  . .      100%           3.15%             96.85%
      Total . . . . . . . .  $100,000,000    $3,150,000        $96,850,000

       (1)     Plus accrued interest, if any, from date of issuance.
       (2) The underwriting discount will be 2% of the principal amount of Offered Bonds sold to certain institutions. Therefore, to the extent any such sales are made to such institutions, the actual total underwriting discount will be less than, and the actual total proceeds to the Company will be greater than, the amounts shown in the table above.
       (3) Before deduction of expenses payable by the Company estimated at $325,000.

          The Offered Bonds are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Offered Bonds will be made in book-entry form through the facilities of The Depository Trust Company on or about April 29, 1998, against payment in immediately available funds.

         CREDIT SUISSE FIRST BOSTON                     SALOMON SMITH BARNEY

     GOLDMAN, SACHS & CO.                                    MERRILL LYNCH & CO.

                     Prospectus Supplement dated April 24, 1998.

          CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                 SUMMARY OF OFFERING

               The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this Prospectus Supplement and in the accompanying Prospectus. Capitalized terms not otherwise defined shall have the meanings assigned in the accompanying Prospectus.

          The Company . . . . . . . .        The Company was formed under
                                             the laws of Pennsylvania by
                                             the consolidation and merger
                                             in 1912 of three constituent
                                             companies.  As part of a
                                             corporate reorganization, the
                                             Company became a wholly-owned
                                             subsidiary of DQE, an energy
                                             services holding company
                                             formed in 1989.  The Company
                                             is engaged in the generation,
                                             transmission, distribution and
                                             sale of electric energy,
                                             providing electric service to
                                             customers in Allegheny County,
                                             including the City of
                                             Pittsburgh, Beaver County and
                                             Westmoreland County.  This
                                             territory represents
                                             approximately 800 square miles
                                             in southwestern Pennsylvania,
                                             located within a 500-mile
                                             radius of one-half of the
                                             population of the United
                                             States and Canada.  The
                                             population of the area served
                                             by the Company's electric
                                             utility operations, based on
                                             1990 census data, is
                                             approximately 1,510,000, of
                                             whom 370,000 reside in the
                                             City of Pittsburgh.  In
                                             addition to serving
                                             approximately 580,000 direct
                                             customers, the Company's
                                             utility operations also sell
                                             electricity to other
                                             utilities.

          Offered Bonds . . . . . . .        The Company is offering
                                             $100,000,000 aggregate
                                             principal amount of the
                                             Offered Bonds.  Interest on
                                             the Offered Bonds will be
                                             payable quarterly in arrears
                                             on February 1, May 1, August 1
                                             and November 1 of each year,
                                             commencing August 1, 1998.

          Record Date . . . . . . . .        The regular record date for
                                             each Interest Payment Date
                                             will be the January 15, April
                                             15, July 15 or October 15, as
                                             the case may be, next
                                             preceding such Interest
                                             Payment Date.

          Security  . . . . . . . . .        The Offered Bonds will be
                                             issued as a tranche of
                                             securities under the Company's
                                             Mortgage.  The Mortgage
                                             constitutes a first mortgage
                                             lien on all of the property of
                                             the Company subject thereto,
                                             subject to certain Permitted
                                             Liens.  See "Supplemental
                                             Description of the Offered
                                             Bonds--Security; Discharge of
                                             the 1947 Mortgage" herein, and
                                             "Security" in the accompanying
                                             Prospectus.

          Redemption  . . . . . . . .        The Offered Bonds may be
                                             redeemed at the option of the
                                             Company in whole at any time
                                             or in part from time to time,
                                             on or after May 1, 2003, at a
                                             redemption price of 100% of
                                             the principal amount plus
                                             accrued interest to the
                                             redemption date.  See
                                             "Supplemental Description of
                                             the Offered Bonds - Optional
                                             Redemption" herein.

          Listing . . . . . . . . . .        The New York Stock Exchange

          NYSE Symbol . . . . . . . .        DQZ


                                    CAPITALIZATION

          The following table sets forth the consolidated capitalization of the Company as of December 31, 1997, and as adjusted to give effect to the issuance of the Offered Bonds and certain other transactions. The table should be read in conjunction with the consolidated financial statements of the Company and the notes thereto appearing in the Incorporated Documents.

                                                   Capitalization as of
                                                     December 31, 1997
                                                ---------------------------
                                                  Actual    As Adjusted (1)
                                               ------------  --------------

                                                    (Thousands, except
                                                       percentages)


     Common Stockholders' Equity               $1,003,833     $1,003,833

     Preferred Stock                               64,608         64,608

     Monthly Income Preferred Securities          150,000        150,000

     Preference Stock, net of deferred ESOP
       benefit of $16,400                          11,895         11,895

     7 3/8% Quarterly Interest Bonds due 2038          --        100,000

     First Mortgage Bonds                         778,000        718,000

     Pollution Control Notes                      417,985        417,985

     Other Long-Term Debt                          22,291         22,291
                                               ----------     ----------

       Total Capitalization, excluding
         amounts due within one year           $2,448,612     $2,488,612
                                               ==========     ==========




                                               Capitalization as of
                                                December 31, 1997
                                               -------------------
                                                        %
                                                     --------

                                                (Thousands, except
                                                   percentages)


     Common Stockholders' Equity                     40.3%

     Preferred Stock                                  2.6%

     Monthly Income Preferred Securities              6.0%

     Preference Stock, net of deferred ESOP
       benefit of $16,400                             0.5%

     7 3/8% Quarterly Interest Bonds due 2038         4.0%

     First Mortgage Bonds                            28.9%

     Pollution Control Notes                         16.8%

     Other Long-Term Debt                             0.9%
                                                    ------

       Total Capitalization, excluding amounts
         due within one year                        100.0%
                                                    ======

     (1) Reflects the following adjustments: (i) the February 1998 issuance of $40 million aggregate principal amount of 6.45% first mortgage bonds, due February 2008; (ii) the March 1998 redemption of $100 million aggregate principal amount of 8.75% first mortgage bonds due May 2022 at a redemption price of 106.5625%; and (iii) the issuance of the Offered Bonds.

                                 RECENT DEVELOPMENTS

     RECOMMENDED DECISIONS ON THE PROPOSED MERGER AND THE RESTRUCTURING PLANS

          On March 25, 1998, two Pennsylvania Public Utility Commission ("PUC") administrative law judges recommended that a decision on the proposed merger of the Company's parent, DQE, Inc. and Allegheny Energy, Inc. ("AYE") be deferred for up to 18 months to allow the companies to address market power concerns. If the PUC follows this recommendation, the proposed merger, originally anticipated to be consummated in mid-1998, may not occur. In two other decisions issued at the same time, the judges recommended approval, with modifications, of the restructuring plans of the Company and of AYE's utility subsidiary, West Penn Power. On April 14, 1998, the Company filed exceptions to the recommendations regarding the Company's restructuring plan. Also on April 14, DQE and AYE jointly filed exceptions to the PUC administrative law judges' recommendation that approval of the proposed merger be delayed by up to 18 months until market power concerns have been addressed.

          In its restructuring plan filed in August 1997, the Company proposed a market-based approach to determining the value of its generating assets, with a final market test to be applied in 2003, when electricity markets are more fully developed. The administrative law judge did not support this approach, citing the delay until 2003 as inappropriate, and recommended instead either an immediate auction of the Company's generating assets if the proposed DQE/AYE merger is not consummated, or an administrative determination of the value of such assets if the proposed DQE/AYE merger is consummated. In its exceptions, the Company is seeking clarification of the administrative law judge's recommendation. Also in its exceptions, the Company reaffirms its fundamental premise that market data should be used to set the value of its generating assets.

          In their joint exceptions, DQE and AYE commit to mitigate the potential market power of the new company by joining the Midwest Independent System Operator (MISO), a regional electricity transmission organization, and by relinquishing control of the output of the Company's 570-megawatt Cheswick Power Station (Cheswick) for a minimum of two years or until the MISO has been approved. Both actions would occur immediately upon completion of the proposed merger. DQE and AYE further commit to issue a request for proposals to sell the output of Cheswick within a month of securing all required regulatory approvals for the proposed merger. The Company will continue to own and operate Cheswick. Both DQE and AYE are urging the PUC to adopt the plan for a final valuation of generating assets in 2003.

          The PUC is currently scheduled to consider all exceptions to the recommended decisions at its April 30, 1998 meeting. A final vote is currently scheduled for May 21, 1998. Further details about exceptions and the recommended decisions are provided in the Company's reports on Form 8-K, filed with the SEC on April 8 and April 17, 1998.

     BEAVER VALLEY POWER STATION

          Beaver Valley Unit 1 ("BV Unit 1") went off-line January 30, 1998, due to an issue identified in a technical review recently completed by the Company. Beaver Valley Unit 2 ("BV Unit 2") went off-line December 16, 1997, to repair the emergency air supply system to the control room and has remained off-line due to other issues identified by a similar technical review of BV Unit 2. These technical reviews are in response to a 1997 commitment made by the Company to the Nuclear Regulatory Commission ("NRC"). The Company is one of many utilities faced with similar issues, some of which date back to the initial start-up of Beaver Valley Power Station. Both units remain off-line for a reaffirmation of compliance with the technical specification requirements of various plant systems. The Company is preparing for a meeting with the NRC, currently expected to take place in May 1998, to review its action plans and discuss any needed remediation. Both units will remain off-line until the action plans have been satisfactorily completed. Further details are provided in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

                          RATIO OF EARNINGS TO FIXED CHARGES


                               Year Ended December 31,
                   -----------------------------------------------
                    1997       1996      1995      1994      1993
                    ----       ----      ----      ----      ----

                    2.49       2.64      2.71      2.58      2.42

     Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $2.7 million for the twelve months ended December 31, 1997, has been excluded from the ratio. Earnings related to income taxes reflect a $17.0 million, $12.0 million, $13.5 million, $13.5 million and $10.4 million decrease for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification equals 2.61, 2.72, 2.81, 2.67 and 2.48 for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively.

                                   USE OF PROCEEDS

          The Company currently intends to use the net proceeds from the sale of Offered Bonds for general corporate purposes, including the possible redemption of higher cost securities of the Company.


                    SUPPLEMENTAL DESCRIPTION OF THE OFFERED BONDS

          The following description of the particular terms of the Offered Bonds of Duquesne Light Company (the "Company") supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of the Bonds set forth under "Description of the Bonds" in the accompanying Prospectus, to which description reference is hereby made. Certain capitalized terms used herein are defined under "Description of the Bonds" in the accompanying Prospectus.

     GENERAL

          The Offered Bonds will be issued as a tranche of a series of Mortgage Securities under the Mortgage limited in aggregate principal amount to $300,000,000; such tranche will be limited in aggregate principal amount to $100,000,000.

          The Offered Bonds will be issued in fully registered form only, without coupons. The Offered Bonds will be issued initially as Book-Entry Bonds (as hereinafter defined) and, except as set forth herein under "Book-Entry Bonds," will not be exchangeable for, or otherwise issuable as, Certificated Bonds (as hereinafter defined). The authorized denominations of the Offered Bonds will be $25 and any integral multiple thereof.

     DISCHARGE OF 1947 MORTGAGE

          On August 30, 1995 all Class "A" Bonds issued under the Company's 1947 Mortgage were surrendered for cancellation and the 1947 Mortgage was discharged. As of such date the only bonds that had been outstanding under the 1947 Mortgage were Class "A" Bonds held by the Trustee as the basis of authentication and delivery of Mortgage Securities, and no other Class "A" Mortgage existed. As a result of the discharge of the 1947 Mortgage, the lien of the 1947 Mortgage on the Company's property ceased to exist and the

     Mortgage became a first mortgage lien on all property of the Company subject thereto, subject to certain Permitted Liens as described under "Description of the Bonds--Security" in the accompanying Prospectus. The information set forth in the accompanying Prospectus under the headings "Description of the Bonds--Security" and "Description of the 1947
     Mortgage" is accordingly hereby superseded as a result of the discharge of
     the 1947 Mortgage.    The Offered  Bonds will  be issued  on  the basis of
     Property Additions  as  described  under   "Description of the Bonds--
     Issuance of Additional Mortgage Securities" in the accompanying Prospectus.

     PAYMENT AND MATURITY

          The Offered Bonds will mature on April 15, 2038 (the "Stated Maturity") and will bear interest at a rate of 7 percent per annum until the principal amount thereof is paid or made available for payment. The Offered Bonds will bear interest from the date of original issuance. Interest on each Offered Bond will be payable quarterly in arrears on each February 1, May 1, August 1 and November 1 of each year (each such date an "Interest Payment Date"), commencing August 1, 1998, and at Maturity. Each payment of interest in respect of an Interest Payment Date will include interest accrued to but excluding such Interest Payment Date. Interest on the Offered Bonds will be computed on the basis of a 360-day year of twelve 30-day months.

          Payments of interest on the Offered Bonds (other than interest payable at Maturity) will be made by check mailed to the Holders of such Offered
     Bonds as of the Regular Record Date for each Interest Payment Date; provided, however, that (a) in the case of Global Bonds representing Book-Entry Bonds (the holder of which will be a nominee of the Depositary, as hereinafter defined), such payment will be made in accordance with arrangements then in effect among the Company, the Paying Agent and the Depositary (see "Book-Entry Bonds"); and (b) if and to the extent the Company defaults in the payment of the interest due on any Offered Bond on any Interest Payment Date, such defaulted interest will be paid as described under "Description of the Bonds--Payment of Bonds; Transfers; Exchanges" in the accompanying Prospectus. The "Regular Record Date" with respect to any Interest Payment Date will be the January 15, April 15, July 15 or October 15 (whether or not a "Business Day" as defined below), as the case may be, immediately preceding such Interest Payment Date.

          Except as described below under "Book-Entry Bonds" and under "Description of the Bonds--Payment of Bonds; Transfers; Exchanges" in the accompanying Prospectus, principal of the Offered Bonds and any premium and interest thereon payable at Maturity will be paid upon surrender thereof at the office of The First National Bank of Chicago in New York, New York.

          If, with respect to any Offered Bond, any Interest Payment Date, redemption date or Stated Maturity is not a Business Day, payment of amounts due on such Offered Bond on such date may be made on the next succeeding Business Day and, if such payment is made or duly provided for on such Business Day, no interest shall accrue on such amounts for the period from and after such Interest Payment Date, redemption date or Stated Maturity, as the case may be, to such Business Day.

          "Business Day" with respect to any Offered Bond means any day, other than a Saturday or Sunday, which is not a day on which banking institutions or trust companies in The City of New York, New York or the city in which is located any office or agency maintained for the payment of principal of or premium, if any, or interest on such Offered Bond are authorized or required by law, regulation or executive order to remain closed.

     CERTAIN TRADING CHARACTERISTICS

          The Company has been advised by The New York Stock Exchange that the Offered Bonds are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest (except for interest accrued after a Regular Record Date and prior to an Interest Payment Date, which interest will be payable to the Holders as of such Regular Record Date, as described above); thus, purchasers will not pay, and sellers will not receive, accrued and unpaid interest with respect to the Offered Bonds that is not included in the trading price thereof. Any portion of the trading price of an Offered Bond received by a seller that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Offered Bond.

     OPTIONAL REDEMPTION

          The Company will have the right to redeem Offered Bonds, in whole at any time or in part from time to time, on or after May 1, 2003, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount to be so redeemed plus any accrued and unpaid interest to the redemption date.

          Additional  information  concerning   redemption  is  contained  under
     "Description of the Bonds--Redemption" in the accompanying Prospectus.

     MODIFICATION OF MORTGAGE

          Reference is made to "Modification of Mortgage" in the accompanying Prospectus.

          The Holders of the Offered Bonds will be deemed to have consented to the execution and delivery of a supplemental indenture containing one or more, or all, of the amendments to the Mortgage described below:

               (a) to change the definition of the term "Stated Interest Rate" to provide, among other things, that any calculation or other determination to be made under the Mortgage by reference to the Stated Interest Rate on an obligation which secures other indebtedness will be made by reference to the lower of the Stated Interest Rate on such obligation and the Stated Interest Rate on such other indebtedness;

               (b) to change the definition of the term "Cost" to, among other things, clarify that such term includes, in addition to the amount of cash paid, the fair market value of property delivered and the principal amount of indebtedness assumed, and any other amounts which, in accordance with generally accepted accounting principles, are properly chargeable to plant or other property accounts; and/or

               (c) to add a definition of the term "fair value", providing, among other things, that "fair value" with respect to any property will be determined by reference to (a) the amount which would be likely to be obtained in an arm's length transaction with respect to such property between an informed and willing buyer and an informed and willing seller, under no compulsion, respectively, to buy or sell,
          (b) the amount of investment with respect to such property which, together with a reasonable return thereon, would be likely to be recovered through ordinary business operations or otherwise, (c) the cost, accumulated depreciation and replacement cost with respect to such property and (d) any other relevant factors.

          As more fully described under "Description of the Bonds--Release of Property" in the accompanying Prospectus, obligations secured by purchase money mortgage on any property to be released from the lien of the Mortgage may be deposited with the Trustee or the trustee or other holder of a lien prior to the lien of the Mortgage, and the release of such property may be made on the basis of the principal amount of such obligations so deposited. The use of obligations secured by purchase money mortgage on property to be released as the basis of such release, as described above, is subject to the following limitations: (x) no obligations secured by purchase money mortgage may be so used unless all obligations secured by such purchase money mortgage shall be delivered to the Trustee or the trustee or other holder of a prior lien; (y) the aggregate credit which may be used as described above in respect of any property being released may not exceed 75% of the fair value of such property; and (z) no such obligations may be so used as a credit in connection with the release of property if the aggregate credit in respect of such obligations to be used as described above plus the aggregate credits used by the Company in connection with all previous releases of property on the basis of purchase money obligations theretofore delivered to and then held by the Trustee or the trustee or other holder of a prior lien shall, immediately after the release then being applied for, exceed 15% of the aggregate principal amount of Mortgage Securities then Outstanding.

          The Holders of the Offered Bonds will be deemed to have consented to the execution and delivery of a supplemental indenture containing, in addition to the amendments to the Mortgage described above, one or both of the amendments described below:

               (x) to modify the provisions described in the preceding paragraph to (i) delete the provisions described in clause (x) or to provide that such provisions may be disregarded upon specified conditions; and/or (ii)(A) to delete the provisions described in clause (z) or to provide that clause (z) may be disregarded upon specified conditions; or (B) to delete from the provisions described in clause (z) the limitation of 15%; or (C) to change the percentage in clause (z) to any higher percentage not exceeding 100%; and/or

               (y) to add a definition of the term "purchase money mortgage" to mean, generally, a lien on the property being acquired or disposed of by the Company or being released from the lien of the Mortgage which is retained by the transferor of such property or granted to one or more persons in connection with the transfer or release thereof, or granted to or held by a trustee or agent for any such persons, and which would include, among other things, liens which (i) permit the incurrence of indebtedness secured thereby in addition to indebtedness incurred in connection with the transfer of specific property, (ii) permit the subjection of other property to the lien thereof and/or
          (iii) were granted prior to any particular transfer of property, which cover other property and/or which secure other obligations issued prior or subsequent to the obligations delivered in connection with any particular acquisition, disposition or release of property.

          The Officer's Certificate which establishes certain terms of the Offered Bonds provides that the possible modifications to the Mortgage described above will be substantially of the tenor or effect of the forms thereof set forth in such Officer's Certificate. A form of such Officer's Certificate, as well as the Officer's Certificate which established the series of Mortgage Securities designated First Collateral Trust Bonds, Series E, are on file with the Trustee and have been filed with the SEC as an exhibit to the Registration Statement (Registration No. 33-63602) relating to the First Collateral Trust Bonds, Series E.

     THE TRUSTEE

          On November 24, 1997, The Chase Manhattan Bank succeeded Mellon Bank, N.A. as Trustee under the Mortgage.

     BOOK-ENTRY BONDS

          The Offered Bonds will be represented by global bonds (each, a "Global Bond") that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), or such other depositary as may be subsequently designated (DTC and any other such depositary being hereinafter referred to as the "Depositary"), and registered in the name of the Depositary, or its nominee (such an Offered Bond, so represented, being called a "Book-Entry Bond"). Except under the limited circumstances described below, Book-Entry Bonds represented by Global Bonds will not be exchangeable for certificates issued in definitive form (any such Offered Bond, so represented, being called a "Certificated Bond"), and will not otherwise be issuable as Certificated Bonds.

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities that are deposited by institutions having accounts with it ("participants"), and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such deposited securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

          Purchases of beneficial interests in a Global Bond must be made by or through the Depositary's participants. Upon the issuance of a Global Bond, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Book-Entry Bonds represented by such Global Bond to the accounts of its participants. The accounts to be credited will initially be designated by the Underwriters or the Company. Ownership of beneficial interests in a Global Bond will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to participants' interests) or by participants or persons that hold through participants (with respect to person other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Bond.

          Payments of principal of and premium, if any, and interest on individual Book-Entry Bonds represented by a Global Bond will be made to the Depositary or its nominee, as the case may be, as the Holder of such Global Bond. The Depositary or its nominee, upon receipt of any payment of principal, premium or interest in respect of a definitive Global Bond, will credit the accounts of the related participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Bond as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in such Global Bond held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants and not of the Depositary, the Company or any Paying Agent, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments to the Depositary are the responsibility of the Company or any Paying Agent, disbursement of such payments to the Depositary's participants shall be the responsibility of the Depositary, and disbursement of such payments to the owners of beneficial interests in Global Bonds shall be the responsibility of the Depositary's participants and persons who hold through such participants.

          So long as the Depositary, or its nominee, is the registered owner of a Global Bond, such Depositary or such nominee, as the case may be, will be considered the sole holder of the individual Book-Entry Bonds represented by such Global Bond for all purposes under the Mortgage. Except as set forth below, owners of beneficial interests in a Global Bond will not be entitled to have any of the individual Book-Entry Bonds represented by such Global Bond registered in their names, will not receive or be entitled to receive physical delivery of any such Book-Entry Bonds and will not be considered the Holders thereof under the Mortgage, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto as described in the accompanying Prospectus. Neither DTC nor any nominee will consent or vote with respect to the Book-Entry Bonds. Under its usual procedures, DTC will mail an omnibus proxy to the Company as soon as possible after the appropriate record date. Such omnibus proxy assigns the rights of DTC or its nominee to vote or consent to those participants to whose accounts the Book-Entry Bonds are credited on such record date, identified in a listing attached to such omnibus proxy.

          If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed, the Company will issue individual Certificated Bonds in exchange for the Global Bond or Bonds representing the corresponding Book-Entry Bonds. In addition, the Company may at any time and in its sole discretion determine not to have any Bonds represented by one or more Global Bonds, and in such event, will issue individual Certificated Bonds in exchange for the Global Bond or Bonds representing the corresponding Book-Entry Bonds. In any such instance, an owner of a Book-Entry Bond represented by a Global Bond or Bonds will be entitled to physical delivery of individual Certificated Bonds equal in principal amount to such Book-Entry Bond and to have such Certificated Bonds registered in its name. Individual Certificated Bonds so issued will be issued as registered Offered Bonds in denominations of $25 and integral multiples thereof.

          The information in this section concerning the DTC and DTC's book-entry system is based upon information furnished by DTC, and the Company takes no responsibility for the accuracy thereof.

          None of the Company, the Trustee or any agent for payment on or registration of transfer or exchange of such Offered Bonds will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Bonds or for maintaining, supervising or reviewing any records relating to such beneficial interests.

                                    LEGAL OPINIONS

          Legal matters in connection with the Offered Bonds will be passed upon for the Company by David R. High, Esq., employed by the Company as its Assistant General Counsel, and by Reid & Priest LLP, special counsel for the Company, and for the Underwriters by Milbank, Tweed, Hadley & McCloy. All legal matters pertaining to title and the lien of the Mortgage will be passed upon only by Mr. High.

                                    UNDERWRITING

          Under the terms and subject to the conditions contained in the Selling Agency Agreement, dated June 15, 1993, as supplemented by the Terms Agreement, dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation, Smith Barney, Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective principal amounts of Offered
     Bonds:

                                                           Principal
                                                             Amount
                             Underwriters                Offered Bonds
                             ------------                --------------

              Credit Suisse First Boston Corporation       $ 21,737,500
              Smith Barney, Inc.  . . . . . . . . . .        21,737,500
              Goldman, Sachs & Co.  . . . . . . . . .        21,700,000
              Merrill Lynch, Pierce, Fenner & Smith
                      Incorporated  . . . . . . . . .        21,700,000
              BT Alex. Brown Incorporated . . . . . .           875,000
              BNY Capital Markets Incorporated - NJ .           875,000
              Dain Rauscher Incorporated  . . . . . .           875,000
              A.G. Edwards & Sons, Inc. . . . . . . .           875,000
              EVEREN Securities, Inc. . . . . . . . .           875,000
              Janney Montgomery Scott Inc.  . . . . .           875,000
              Edward D. Jones & Co., L.P. . . . . . .           875,000
              Legg Mason Wood Walker, Incorporated. .           875,000
              McDonald & Company Securities, Inc. . .           875,000
              Parker/Hunter Incorporated  . . . . . .           875,000
              Prudential Securities Incorporated  . .           875,000
              Pryor, McClendon, Counts & Co., Inc.. .           875,000
              The Robinson-Humphrey Company, LLC. . .           875,000
              SBC Warburg Dillon Read Inc.  . . . . .           875,000
              Wheat First Securities, Inc.  . . . . .           875,000
                                                           ------------
                   Total  . . . . . . . . . . . . . .      $100,000,000
                                                           ============


          The  Underwriting  Agreement  provides  that the  obligations  of  the
     Underwriters are subject to certain conditions precedent, and the Underwriters will be obligated to purchase all of the Offered Bonds if any are purchased.

          The Company  and the  Underwriters have  agreed that  the underwriting discount  will  be 3.15%  per offered  Bond,  except that  the underwriting discount will be 2% per Offered Bond for bonds sold to certain institutions. The Company has been advised by the Representatives that the Underwriters propose to offer the Offered Bonds to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession of 2% of the principal amount of such Offered Bonds, and the Underwriters and such dealers may allow a discount of 1.4% of the principal amount of such Offered Bonds on sales to certain other dealers. After the initial public offering, the offering price and concession and discount to dealers may be changed by the Representatives.

          The Company has agreed, during the period of 15 days from the date of the Underwriting Agreement, not to issue or announce the proposed issuance of any of its secured debt securities with maturities or other terms substantially similar to the Offered Bonds (other than borrowings under revolving credit agreements and lines of credit and issuances of commercial paper), without the prior written consent of the Representatives.

          The Offered Bonds are a new issue of securities with no established trading market. The Offered Bonds have been approved for listing on the New York Stock Exchange ("NYSE"), subject to official notice of issuance. Trading of the Offered Bonds on the NYSE is expected to commence within a 30-day period after the initial delivery of the Offered Bonds. In order to meet one of the requirements for listing the Offered Bonds on the NYSE, the Underwriters have undertaken to sell the Offered Bonds to a minimum of 400 beneficial holders. The Company has been advised by the Underwriters that they intend to make a market in the Offered Bonds, but the Underwriters are not obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Offered Bonds.

          The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

          The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Offered Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Offered Bonds originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Offered Bonds to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

          Credit Suisse First Boston Corporation, Salomon Smith Barney Inc., Goldman Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and certain affiliates thereof engage in transactions with and perform services for the Company and its affiliates in the ordinary course of business.


                             NOTICE TO CANADIAN RESIDENTS

     RESALE RESTRICTIONS

          The distribution of the Offered Bonds in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Offered Bonds are effected. Accordingly, any resale of the Offered Bonds in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Offered Bonds.

     REPRESENTATIONS OF PURCHASERS

          Each purchaser of Offered Bonds in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Offered Bonds without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed that text above under "Resale Restrictions."

     RIGHTS OF ACTION (ONTARIO PURCHASERS)

          The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     ENFORCEMENT OF LEGAL RIGHTS

          All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

     NOTICE TO BRITISH COLUMBIA RESIDENTS

          A purchaser of Offered Bonds to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Offered Bonds acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17. Only one such report must be filed in respect of Offered Bonds acquired on the same date and under the same prospectus exemption.

     TAXATION AND ELIGIBILITY FOR INVESTMENT

          Canadian purchasers of Offered Bonds should consult their own legal and tax advisors with respect to the tax consequence of an investment in the Offered Bonds in their particular circumstances and with respect to the eligibility of the Offered Bonds for investment by the purchaser under relevant Canadian legislation.

     -----------------------------------     -----------------------------------

     NO DEALER, SALESPERSON OR OTHER
     PERSON HAS BEEN AUTHORIZED TO GIVE
     ANY INFORMATION OR TO MAKE ANY
     REPRESENTATION NOT CONTAINED IN THIS
     PROSPECTUS SUPPLEMENT OR THE                          $100,000,000
     PROSPECTUS AND, IF GIVEN OR MADE,
     SUCH INFORMATION OR REPRESENTATION
     MUST NOT BE RELIED UPON AS HAVING
     BEEN AUTHORIZED BY THE COMPANY OR
     ANY UNDERWRITER.  THIS PROSPECTUS
     SUPPLEMENT AND THE PROSPECTUS DO
     NOT CONSTITUTE AN OFFER TO SELL OR
     A SOLICITATION OF AN OFFER TO BUY
     ANY OF THE SECURITIES OFFERED                            [LOGO]
     HEREBY IN ANY JURISDICTION TO ANY
     PERSON TO WHOM IT IS UNLAWFUL TO                     DUQUESNE LIGHT
     MAKE SUCH OFFER IN SUCH                                  COMPANY
     JURISDICTION.  NEITHER THE DELIVERY
     OF THIS PROSPECTUS SUPPLEMENT OR THE
     PROSPECTUS NOR ANY SALE MADE
     HEREUNDER SHALL, UNDER ANY
     CIRCUMSTANCES, CREATE ANY
     IMPLICATION THAT THE INFORMATION
     HEREIN IS CORRECT AS OF ANY TIME
     SUBSEQUENT TO THE DATE HEREOF OR
     THAT THERE HAS BEEN NO CHANGE IN THE                7 3/8% Quarterly
     AFFAIRS OF THE COMPANY SINCE SUCH                    Interest Bonds
     DATE.                                                   Due 2038

          ___________________

          TABLE OF CONTENTS

                                    Page
                                    ----

          PROSPECTUS SUPPLEMENT

     Summary of Offering . . . . . . S-3
     Capitalization  . . . . . . . . S-4
     Recent Developments . . . . . . S-5
     Ratio of Earnings to Fixed
       Charges . . . . . . . . . . . S-6
     Use of Proceeds . . . . . . . . S-6               PROSPECTUS SUPPLEMENT
     Supplemental Description of the
       Offered Bonds . . . . . . . . S-6
     Legal Opinions  . . . . . . .  S-11
     Underwriting  . . . . . . . .  S-12
     Notice to Canadian Residents   S-13            CREDIT SUISSE FIRST BOSTON


               PROSPECTUS

     Available Information . . . . . . 2               SALOMON SMITH BARNEY
     Incorporation of Certain Documents
       by Reference  . . . . . . . . . 2
     The Company . . . . . . . . . . . 2
     Use of Proceeds . . . . . . . . . 3               GOLDMAN, SACHS & CO.
     Plan of Distribution  . . . . . . 3
     Description of the Bonds  . . . . 4
     Description of the 1947                            MERRILL LYNCH & CO.
       Mortgage  . . . . . . . . . .  17
     Experts . . . . . . . . . . . .  24
     Legal Opinions  . . . . . . . .  24
     Pennsylvania Taxes  . . . . . .  24


     -----------------------------------     -----------------------------------